                         Registration No. 333-90031

              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549
                                  Form SB-1

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                        NORTHSTAR ELECTRONICS, INC.
              (Name of Small Business Issuer in its Charter)

       Delaware                  #33-0803434	       		   3679
       --------                  -----------             ----
(State or other Jurisdiction	  (I.R.S. Employer	    (Primary Standard
   of Incorporation or            ID Number)               Industrial
      organization)		                             Classification Code)

                       Suite 1455-409 Granville Street
                              Vancouver, B.C.
                                 V6C 1T2
                              (604) 685-0364

 (Address, including zip code and telephone number, including area code and registrant's principal executive office and principal place of business)

                           Mr. Jeffrey A. Nichols
                        388 Market Street, Suite 500
                             Capital Law Group
                         San Francisco, CA 94111
                              (415) 433-1178

  (Address, including zip code and telephone number, including area code, of agent for service)

  Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / X /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective delaying amendment filed pursuant to Rule 462c under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of each Class      Offering      Maximum Dollar      Proposed Amount
of Securities to be 	 Price per      Amount to be       of Registration
    registered             share         Registered              Fee
--------------------------------------------------------------------------
Common Stock              $1.00           $800,000              $287
Common Stock*             $1.00(1)(2)     $200,000              $130
--------------------------------------------------------------------------
(1)* The registration of 200,000 shares is being done on behalf of a selling security holder who may sell his shares on a delayed or continuous basis following the effective date of this registration statement at a price to be determined between the selling shareholder and any purchaser(s) of the selling shareholder's shares. There is no current market for the shares and the offering price per share, of $1.00 is an estimate based on the offering price of the shares to be sold by the company. The figure of $130, listed under proposed amount of registration fee, is based on an estimated maximum dollar amount to be registered of $200,000.

(2) Estimated solely for the purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Disclosure Alternative Used: Alternative  1__    Alternative  2 /X/


                         NORTHSTAR ELECTRONICS, INC.

                             Mailing Address:
                      Suite 1455-409 - Granville Street
                                Vancouver, BC
                                  V6C 1T2
                              (604) 685-0364

  As filed with the United States Securities and Exchange Commission on
                              November 1, 1999

DESCRIPTION OF SECURITIES OFFERED: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the company at a price of $1.00US per share; and up to 200,000 shares, of common stock, par value $0.0001, to be offered by a selling security holder on a delayed or continuous basis following the effective date of this prospectus. All costs incurred in the registration of the shares are being paid by the company.

The shares of the selling shareholder will become tradable on the effective date of this prospectus. The selling security holder will receive the proceeds from the sale of his shares and the company will not receive any of the proceeds from such sales. The selling security holder, directly, or through agents, dealers or representatives as may be designated from time to time, may sell his shares on terms to be determined at the time of sale. The selling security holder reserves the sole right to accept or reject, in any part, any proposed purchase of the shares being offered for sale by the selling security holder.

There has been no sustained market for the company's common stock and there is no assurance that a public market will develop, or that, if any such market does develop, it will be sustained. Sales of the shares being offered by the selling security holder, or even the potential of such sales, may likely have an adverse effect on the market price of the common stock of the company.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" CONTAINED IN THIS PROSPECTUS, BEGINNING ON PAGE 5.

THE SECURITIES AND EXCHANGE COMMISSION HAS NEITHER APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          Distribution Spread for Shares offered by the Company

                                 Underwriting              Proceeds to
               Price to          Discount and            Issuer or Other
                Public           Commissions                 Persons
               --------          -----------                ---------
Per Unit	      $1.00US	              $0              	       $1.00US
Total	         $800,000		            $0	            		       $800,000


  Distribution Spread for Shares offered by the Selling Security Holder

                                 Underwriting              Proceeds to
               Price to          Discount and            Issuer or Other
              Public(1)         Commissions(2)              Persons(3)
               --------          -----------                ---------
Per Unit   	   Unknown	              n/a             	       Unknown
Total	         Unknown               n/a                     Unknown

(1) The 200,000 shares are being sold by the selling security holder and no offering price to the public has been determined. The selling security holder may sell his shares in separate transactions at prices to be negotiated at the time of sale.

 (2) The shares are being sold by the selling security holder and the company has no agreements or understandings with any broker or dealer for the sale of such shares. The selling security holder may determine to use a broker-dealer in the sale of his securities and the commission to be paid, if any, will be determined at that time. Prior to the involvement of any such broker-dealer, such broker-dealer, must seek and obtain clearance of the compensation arrangements from the National Association of Securities Dealers, Inc. In such an event, the company will file a post-effective amendment identifying such broker-dealer(s).

(3) Proceeds will go to the selling security holder. The company will receive no proceeds from the sale of the shares.


Approximate date of proposed sale to the public: As soon as practicable following effectiveness of
                                                 the Registration Statement.

Closing date: May 31, 2000, for the offering by the company; open for the offering by the selling security holder.

                              TABLE OF CONTENTS

PROSPECTUS COVER PAGE                                            2

PROSPECTUS SUMMARY                                               6

RISK FACTORS                                                     6

PLAN OF DISTRIBUTION                                            11

DILUTION                                                        11

USE OF PROCEEDS                                                 12

NORTHSTAR'S BUSINESS                                            13

MANAGEMENT'S DISCUSSION PLAN OF OPERATIONS                      18

CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS
  ON ACCOUNTING AND FINANCIAL DISCLOSURE                        18

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
  SECURITY OWNERS                                               19

DIRECTOR'S OFFICERS AND SIGNIFICANT EMPLOYEES                   21

REMUNERATION OF DIRECTORS AND OFFICERS                          23

INTEREST OF MANAGEMENT AND OTHERS IN
  CERTAIN TRANSACTIONS                                          24

INDEMNIFICATION OF OFFICERS AND DIRECTORS                       25

DESCRIPTION OF SECURITIES                                       25

LITIGATION                                                      26

                             PROSPECTUS SUMMARY

THE ISSUER: Northstar Electronics, Inc., a Delaware corporation("Northstar"). Northstar is the parent of Northstar Technical Inc. ("NTI")

SUBSIDIARY BUSINESS: NTI is a high technology developer and electronics manufacturer, with corporate offices in British Columbia, Canada and research and development and production operations in Newfoundland, Canada.

SECURITIES OFFERED: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the company; and up to 200,000 shares of common stock, par value $0.0001, to be offered by a selling security holder.

MINIMUM NUMBER OF SECURITIES OFFERED: There is no minimum.

OFFERING PRICE: $1.00US per share for the 800,000 shares offered by the company; price(s) to be determined by the selling security holder for the 200,000 shares offered by him.

RESIDENCY LIMITATION: No limitations

USE OF PROCEEDS: Net proceeds from this offering of up to $800,000 will be used for:

                (a) Marketing and promotion of products
                (b) Business development
                (c) Production of products
                (d) Operating capital

TOTAL COMMON SHARES ISSUED AND OUTSTANDING: 7,604,481

TOTAL COMMON SHARES AFTER SALE OF OFFERING: 8,404,481

CLOSING DATE: May 31, 2000, for the 800,000 shares offered by the company and an open closing for the 200,000 shares offered by the selling security holder.


                                RISK FACTORS

Northstar's business carries substantial risks. Northstar's securities should be purchased only by those who can afford to lose their entire investment. You should consider the following risk factors and other information in this prospectus before investing in our common stock.

BECAUSE OUR OPERATING HISTORY IS LIMITED AND INCLUDES FINANCIAL LOSSES, OUR FUTURE BUSINESS MAY CONTINUE TO BE UNPROFITABLE

The auditors for Northstar's operating subsidiary, NTI, have deemed NTI a going concern. However, we have only a limited operating history upon which an evaluation of our business and future prospects can be based.

WE FACE MANY RISKS, INCLUDING THE FOLLOWING:

- Prior to 1996, we were strictly a research and development operation with no revenue. We began manufacturing and selling the NETMIND system in late 1996 but we have never been profitable and future profits may never occur. This lack of profitability would seriously impede our ability to continue as an operating company.

- We plan to expand our sales, manufacturing, marketing operations and business development efforts and to conduct additional research and development - all of which will increase company expenses. If revenues do not rise in conjunction with expenses, we may have to curtail operations or halt operations completely.

- We are unable to precisely forecast our revenues because we have neither a developed distribution chain nor an established customer base. As a result, we may experience difficulties paying for parts and fulfilling orders if we have smaller than expected revenues. Difficulties matching revenues and expenses could result in poor relationships with our suppliers and our customers and thereby impedes our ability to grow the company into a profitable enterprise.

- We have limited experience with sales of our products and misjudgments regarding pricing, service or marketing due to such inexperience could be damaging to the ability of the company to stay in business.

INADEQUATE MANUFACTURING PERFORMANCE COULD DAMAGE OUR BUSINESS.

Manufacturing is an essential part of our operations and carries many risks, including the following:

- Monthly sales volumes have been inconsistent and we have little experience in regularly producing a large number of NETMIND systems. A large number of orders over a short period of time could result in production delays and possible loss of business because of resulting delays in delivery. On the other hand, hiring more employees to fulfill an increase in orders, if such an increase were to occur, could leave the company with additional costs if the increase in orders proved temporary.

- Our contract manufacturing operations are inexperienced and have no proven track-record of delivering completed products meeting quality control standards. Staff underwent training by Lockheed Martin in assembly and testing submarine control consoles but they have not yet built any themselves. Our staff will have to test, assemble and deliver 11 consoles by August, 2000. Unanticipated technical or quality control problems could delay payments from Lockheed Martin that could cause us financial problems.

- Our manufacturing operations, both NETMIND and contract, depend on reliable suppliers who can provide electronic and mechanical parts promptly. We have limited experience with our suppliers and no long-term contracts or direct control over these suppliers, which are independent third parties. In our brief experience with these suppliers, we have found ourselves waiting for parts. Long interruptions could adversely effect the company's operations.

LOSS OF KEY PERSONNEL COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

Because we are a relatively new company with a limited operating history and financial resources, we may not be able to retain key technical, sales and management employees or be able to recruit qualified electronic engineers, technicians and managers that we may need in the near future. Examples of problems this could cause are as follows:

- Loss of Wilson Russell, our company president, could slow down new business development and impede the company's ability to raise the money it requires;

- Loss of James Hall, our production manager, could slow NETMIND system production for the time it would take to fill that post.

- Loss of Brian Gamberg, our senior engineer, could impede the development of new products.

- Inability to hire new or additional electronic engineers, technicians and management could impede our ability to produce additional products to meet any increased demand that the company might develop through its marketing efforts or limit our ability to keep up to date with our research and development efforts.

WE COULD FACE POSSIBLE DEFAMATION CLAIMS RELATED TO OPERATING A COMMERCIAL INTERNET SITE.

We operate a company web-site on which we put advertising literature without specific review by an in-house lawyer. We could be subject to claims for defamation, negligence, copyright, or trademark infringement among other claims related to the content we publish.

COMPUTER VIRUS COULD CAUSE LOST REVENUES.

Computer operations at our manufacturing plant are vulnerable to viruses, break-ins or other interference. This could result in extra costs and lead to disruptions to our computerized inventory ordering system, which would delay manufacturing and lead to possible delays or losses in revenue.

COMPETITION COULD LIMIT POTENTIAL FOR GROWTH OF SALES OF THE NETMIND PRODUCT.

Our NETMIND system is sold into a highly competitive marketplace. Some of the risks we face include the following:

- Existing strong competitors, such as Furuno and Scanmar, already are operating in the same market, have long operating histories and large customer bases. Their greater financial and marketing resources would enable them to respond more quickly to changes in customer preferences than Northstar. These companies also would be able to mount vigorous marketing campaigns or adopt aggressive pricing policies.

-  New competitors could emerge in our field and rapidly acquire market share.

NORTHSTAR'S LACK OF INTERNATIONAL MARKETING EXPERIENCE COULD LIMIT GROWTH OF POTENTIAL NETMIND SALES.

The NETMIND system will be marketed globally. We will therefore need to adapt our operations to a variety of market locations, yet we have little experience in this area. Failure to properly tailor business practices to diverse cultures could result in weak sales outside North America and weaken the company's bottom line.

OTHER COMPANIES MAY CLAIM THAT WE HAVE INFRINGED THEIR INTELLECTUAL PROPERTY RIGHTS.

Challenges by competitors or other parties to the scope and validity of our intellectual property rights to the NETMIND system may be damaging to the company. We cannot predict the outcome of such possible challenges before the relevant administrative bodies or courts. However, any challenges would result in extra costs and would be time-consuming. They could cause delays in NETMIND production. We might also have to enter in to royalty or licensing agreements so we could continue to produce NETMIND systems.

YEAR 2000 RISKS.

Date sensitive software could misinterpret the year 2000 as 1900. We have gotten confirmation from our key third-party vendors that they are Y2K ready and we have completed a Y2K compliance program. Still, it is possible that computer problems could occur in our manufacturing plant causing delays and delivery problems with our products. See Exhibit 99.3 for our Y2K Compliance Statement Contingency Plan and Disaster Recovery Plan.

NEGLIGENCE OF OUR DIRECTORS AND OFFICERS COULD CAUSE DAMAGE TO NORTHSTAR'S REPUTATION OR CAUSE FINANCIAL LOSSES.

Our directors and officers do not have liability to the company for mistakes, errors of judgment or acts of omission unless they are committed fraudulently or in bad faith, or constituted a violation of a director or officer's fiduciary duty or constituted gross negligence. Any negligence on the part of our directors and officers could harm Northstar's reputation or result in financial losses.

NO DIVIDENDS MAY BE DECLARED AND NORTHSTAR'S SHARE VALUE MAY BE LOWER THAN THE OFFERING PRICE.

Risks related to the declaration of dividends and the value of our shares include the following:

- Northstar may not become profitable for five years or more, if ever. In that event, or in the event of low profitability, we would not pay dividends on common shares and the value of the stock may suffer.

- We may also choose to use any profit to fund business activities such as debt payment, capital improvements, creation of a cash reserve, employee compensation, new product development, NETMIND marketing activities or contract manufacturing business development, rather than declare a dividend to the shareholders.

- We arbitrarily set the offering price at $1 per common share - a value not based on any specific recognized criteria or value. This figure could be shown in time to be unrealistically high.

- Any new issuance of common shares would devalue existing shares. At their discretion, Northstar's directors may issue additional common or preferred shares, up to a maximum allowed by the articles of incorporation. A majority of shareholders could also amend the articles to increase the maximum number of shares. Shares could be issued to raise funds for Northstar's business activities or to acquire another company or the rights to a technology. The board could increase the shares in a series, create a new series or establish preferences and other terms and conditions to a newly created series. All these activities may have the effect of diluting the value of shares purchased under this offering.

- New investors will suffer an immediate dilution of their investment based on the book-value of the common shares they purchase. See the dilution section for a reference table.

POSSIBLE FISHING AND DEFENSE INDUSTRY DOWNTURNS COULD HURT NETMIND SALES AND CONTRACT MANUFACTURING OPPORTUNITIES.

Northstar is currently reliant on two industries, fishing and defense. We face considerable risks because of the ups and downs of these particular industries.

- We currently produce a single product, NETMIND, which is reliant on a single industry, fishing. The industry has operational fluctuations and results in vulnerability to the company's operations.

- While the product is designed to be a conservation tool, in some parts of the world, catch quotas are so small, fishermen would not find the conservation aspect of NETMIND helpful.

- Price fluctuations for individual species of fish can result in low fishing revenue, making it impossible for fishermen to afford a NETMIND purchase. Fishing moratoriums occasionally imposed by governments also would obviously adversely affect NETMIND sales.

- We could be undertaking business development activities, we may not ultimately be able to capitalize on. Downturns in the defense industry occur from time to time; this in turn could hurt our contract manufacturing operations. In fact, since the end of the Cold War, most NATO countries - our target market - have cut their defense budgets. Defense contractors are diversifying into civilian markets, producing for example, oil and gas technology. In the U.S. and Canada, defense production prospects still look good but future business opportunities may not materialize for Northstar.

CURRENT LEGAL CLAIMS AGAINST NORTHSTAR COULD RESULT IN FINANCIAL
DIFFICULTIES.

We are currently the defendant in a lawsuit commenced by our company's former master distributor, First Watch Marine, Inc. That company alleges that we interfered with its ability to sell products and claims $1.3 million in relief, plus damages. We have filed a counterclaim of $100,000, which we contend First Watch owes, plus damages. We consider our case strong, but court proceedings are unpredictable, time-consuming, and costly.

OUR DEPENDENCY ON ONE PRODUCT COULD LEAD TO CURTAILMENT OF THE NETMIND
BUSINESS.

NETMIND is our only commercial product and the success of the company is highly dependent upon the commercial viability of the NETMIND product as it compares to other similar products available in the market. To date, we have not sold NETMIND on a profitable basis. If, for whatever reason, we are not able to produce, market and sell the NETMIND product profitably, we may not have the financial resources to maintain the company's business.

IF WE DO NOT RAISE FUNDS IN THE NEXT SIX MONTHS, WE WILL HAVE SIGNIFICANT DELAYS IN THE DEVELOPMENT OF NEW PRODUCTS AND MAY BE FORCED TO SUBSTANTIALLY CURTAIL OPERATIONS.

We are attempting to raise funds that are necessary for further development of our business plan. If we are unsuccessful in the next six months, we will face risks including the following:

- We would be forced to curtail our operations and delay development of new products.

- Our business development activities would be curtailed, which would severely limit our ability to generate revenues to cover current and future operating expenses.

RECEIPT OF MINIMAL FUNDS FROM THE OFFERING COULD RESTRICT NORTHSTAR'S FUTURE BUSINESS.

- If minimal funds are raised from the current offering, we will not likely be able to carry out the planned growth-oriented activities, such as increasing NETMIND marketing, NETMIND production capacity, and contract manufacturing business development. Inability to carry out these activities would heavily restrict growth for the next two years or longer and could negatively effect the ability of the company to stay in business.


                            PLAN OF DISTRIBUTION

PRINCIPAL UNDERWRITERS: None.

DISCOUNTS AND COMMISSIONS PAID TO DEALERS: None.

PLAN OF DISTRIBUTION FOR SECURITIES OFFERED THROUGH BROKERS OR DEALERS: None.

SECURITIES TO BE OFFERED FOR THE ACCOUNT OF SECURITY HOLDERS: 200,000 common
   Shares.

ARRANGEMENTS FOR RETURN OF FUNDS TO SUBSCRIBERS: None.

MATERIAL DELAYS IN THE PAYMENT OF PROCEEDS OF THE OFFERING: None.


                                   DILUTION

The net tangible book value of the company, as of September 30, 1999 was ($380,017) or approximately ($0.05) per share. Giving effect to the sale by Northstar of shares at the offering price, the pro forma net tangible book value of Northstar would be approximately $419,983 or approximately $0.05 per share, which would represent an immediate increase in net tangible book value of approximately $0.10 per share to present shareholders and an immediate dilution of approximately $0.95 per share, or approximately 95% to new investors. The dilution factors are summarized as follows:

-----------------------------------------------------------------------
ASSUMING MAXIMUM SHARES SOLD
Offering Price (before deduction of operating expenses): $1.00 per share Net tangible book value before offering: ($0.05) per share
Net tangible book value after offering: $0.05 per share
Dilution to new investors: $0.95 per share
Dilution as a percentage: 95%
-----------------------------------------------------------------------

                             USE OF PROCEEDS

We estimate that Northstar will use the maximum funds of $800,000 as follows:

      Production (Marine Electronics)                       $150,000
      Production (Contract Manufacturing)	                  $200,000
      Marketing (Marine Electronics)                        $100,000
      Business Development (Contract Manufacturing)         $100,000
      Operating Capital                                     $250,000
                                                             -------
      Total                                                 $800,000

Production (Marine Electronics) refers to the manufacture of our NETMIND system. The company plans to increase production from approximately four systems per month to 8-10 per month, by adding additional electronic equipment, increasing the size of the plant's electronics section by about 1,500 square feet, and hiring three new full-time production workers.

Production (Contract Manufacturing) refers to our manufacture of other companies' systems, under contract. The company intends to establish a separate production operation for this. The space required is about 2,000 square feet to accommodate component inventory, manufacturing, administration, storage of finished goods, and shipping. Equipment will be purchased for electronic and mechanical assembly and for testing of both incoming components and finished goods. Northstar plans to hire up to five new contract employees in 2000/2001.

Marketing (Marine Electronics) refers to the NETMIND marketing. Northstar intends to increase activities in 2000/2001, primarily in Western North America, the Gulf of Mexico and the US Eastern Seaboard, which it's hoped will lead to increased sales. Additionally, Northstar wants to start marketing in overseas countries such as Australia, Chile, Thailand, Korea and China. It will exhibit at trade shows, advertise in trade magazines, find new dealers, and provide guidance and support to these dealers.

Business Development (Contract Manufacturing) refers to the activities designed to gain new contracts. The main focus in 2000/2001 will be large prime and defense communications contractors in the United States and Canada. The company intends to hire two people, each with 15-20 years experience in these industries, to identify opportunities. They will meet with prime contractors exhibit at defense and communications trade shows, and prepare qualifications documents and bids.

Northstar may not be able to raise the full amount of the offering proceeds. If only 25%, 50%, or 75% were raised, the proceeds would be allocated as follows:
                                         Amount Raised

                                         25%           50%          75%
                                       -------       -------      -------
Production(Marine Electronics)        $100,000      $150,000     $150,000
Production (Contract Manufacturing)   $ 50,000      $100,000     $200,000
Marketing (Marine Electronics)        $ 50,000      $100,000     $100,000
Business Development (Contract Man.)         -      $ 50,000     $100,000
Operating Capital                            -             -     $ 50,000
                                       -------       -------      -------
Total                                 $200,000      $400,000     $550,000

If only minimal proceeds, that is 25% are raised, or less we will likely require the additional funds in mid-2000 in order to achieve the expected growth. Northstar estimates that approximately one year after successful completion of the offering, that is, in early to mid 2001, it will likely require additional funds for accelerated growth. We are exploring ways and mean of raising the funds, and as of yet, we have no plans in place.

If our efforts to obtain financing are unsuccessful, Northstar's growth, if any, will likely be funded from operating cash flow.


                           NORTHSTAR'S BUSINESS

Northstar's business is currently that of its subsidiary, NTI. Northstar was incorporated on May 11, 1998 as Scientific Technologies, Inc. under the laws of the state of Delaware. The name of the company was changed to Northstar Electronics, Inc. in September, 1999.

CORPORATE FACILITIES: Northstar maintains its principal corporate offices at #1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

NTI CORPORATE INFORMATION: NTI is a corporation incorporated under the laws of Newfoundland, Canada on July 5, 1989 and extra-provincially registered in British Columbia on April 1, 1997. The registered and records offices of NTI are located at 10 Fort William Place, P.O. Box 5939, St. John's, Newfoundland, A1C 5X4 Telephone:(709) 722-8735, Facsimile: (709) 722-1763).
NTI's head office is located at Suite 1455, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2. Telephone: (604)685-0364, Facsimile: (604) 689-8337.

NTI-GENERAL DEVELOPMENT AND HISTORY: NTI was founded in 1989 by Dr. Wilson Russell as a technology development and manufacturing company. It effectively became an operating company in 1994. NTI acquired the initial technology for the NETMIND system from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $1.00. The companies had spent an aggregate $1,183,000 on partial development of the technology.

NTI has since spent over $1,850,000 to complete the development and commercialize of the NETMIND system and establish a production operation. The first product was ready for the market in August 1996. The plant has manufactured over fifty systems.

NETMIND system customers include the National Oceanics and Atmospheric Administration ("NOAA") in the United States, the United States Department of the Interior, and Fishery Products International ("FPI") in Canada. Sales to these organizations, to date, are as follows: NOAA $187,016; US Department of the Interior $37,257; and FPI $99,539.

In 1995, NTI signed a teaming agreement with Loral Librascope  (now
Lockheed Martin of Manassas, Virginia) of Glendale, California pursuant to which, if Loral were successful in a proposal to the Canadian Navy, NTI would assemble and test multi-function work stations (submarine control consoles). In 1997, Lockheed Martin entered into a contract with NTI pursuant to which NTI assisted Lockheed Martin with the production of the first prototype console on their premises. Lockheed Martin was eventually successful with its proposal to the Canadian Navy; NTI signed a $2.0 million contract with Lockheed Martin, on October 19, 1999. The contract calls for NTI to assemble, test and deliver 11 consoles to Lockheed Martin by August 2000. Lockheed Martin will provide to NTI the parts list, supplier list, testing instructions and assembly instructions. Payment is subject to inspection for final acceptance by Lockheed Martin.

BACKGROUND TECHNOLOGY: NTI has developed a communications technology that can send information from one place in the ocean to another place. Electronic devices take certain measurements that are then transmitted using underwater sound waves to a receiving system which processes the data and displays it on a computer monitor. The technology has many potential uses in a variety of industries including offshore oil and gas, defense, marine transportation, oceanography, environmental and fishing. The basic engines are underwater sensors which take measurements and transmit them back to a receiver on board a ship or oil production platform.

Each sensor is equipped with one or more acoustic transducers, depending on its function. These transducers are used to send the sound signals. Analog and digital signal processing and power management functions are performed by the sensor electronics. The telemetered data are received by a device mounted on the bottom of the ship for transmission via cable to the deck unit processor/display, a small cabinet mounted at a convenient location on the bridge of the ship. The processor portion of the deck unit decodes the signals and converts them into engineering units for display on a high resolution color monitor.

THE NETMIND SYSTEM: The first application of NTI's core technology is the NETMIND system for the world's commercial fishing industry.

THE NETMIND MARKET: NETMIND was introduced to the fishing industry marketplace in 1996 and approximately 50 sales have been made in North America and Europe. The targeted customers have been strategic in that they are industry leaders and government agencies. They include the following:

  National Oceanics and Atmospheric Administration (NOAA)

  United States Department of the Interior (U.S. Geological Survey)

  Department of Fisheries and Oceans (Government of Canada)

  Fisheries and Marine Institute of Memorial University of Newfoundland &
    Labrador (St. John's, Newfoundland, Canada)

  Fishery Products International (St. John's, Newfoundland, Canada)

  National Sea Products Ltd. (Lunenberg, Nova Scotia, Canada)

We have received positive written feedback from some of our customers. Three of these are shown in Exhibit 3.13. In summary, they say that the NETMIND system enhances efficiency, reduces gear damage, and improves quality.

COMPETITION: The NETMIND system has two main competitors, Furuno in Japan and Scanmar in Norway, both of which are private companies. Very little information is available to the public on these companies' sales, for example, number of employees, research and development spending, and overall financial condition. It is believed that NETMIND has technical advantages over each. This belief is based on our testing program from 1996-1999 which established our technical specifications and on information gleaned from Furuno's website (www.furuno.com) and from Scanmar's website (www.scanmar.com). We have no direct access to any competitor's test data.

Both the Furuno and Scanmar systems consist of wireless acoustic sensors used underwater in a similar fashion to the NETMIND system. The Furuno C-24 system is a net recorder used for mid-water and deep-water trawlers. The Scanmar net monitoring system operates the same way, that is, by illustrating how the fishing net is behaving while being towed. However, unlike these products, NETMIND sensors are fully serviceable. The electronic circuitry is contained in stainless steel cylinders within each component and is easily removed for repair by opening the end cap.

We believe that NETMIND components have longer battery life (150-200 hours before recharging compared to approximately 20-150 hours for Scanmar and 10-15 hours for Furuno.) As well, the NETMIND system has proven to be very effective at distances up to 2000 metres while, we believe, competitive systems fall short of this feature. This is because underwater sound waves can be detected at greater distances if their frequency is low. (The telemetry frequency for NETMIND is 28Khz, compared to 40Khz for Furuno and 40.8-43.4 for Scanmar.) We believe the rugged design of various NETMIND components has surpassed competitors' designs in that NETMIND's unique components require very little maintenance.

While NTI is continuing to grow, we believe the company is smaller in size and resources when compared to its competitors. NTI's staff numbers fourteen, while we believe Scanmar and Furuno each employ many times that number. As well, we believe these companies' facilities are substantially larger than NTI's. We also believe that Scanmar and Furuno have each achieved worldwide sales of several thousand systems through well developed dealer networks. We base these beliefs on the general reputations of these companies in the marketplace over the past five years and on verbal discussions our staff has had, from time to time, with electronics dealers in Canada, the United States, Iceland and Norway over the past five years.

DISTRIBUTION OF NETMIND SYSTEM: NETMIND is sold directly to customers by our own sales staff and through marine electronics dealers. There are currently no exclusive dealer arrangements for particular geographical areas. We operate on the principle, "Let the best dealer win," and we encourage dealer competition. We now have dealer representation in Canada, the United States, and Scotland.

We pay commissions to dealers ranging from 20-28%, based on the value of their sales over a six-month period. The more they sell, the higher the commission.

We support the sales effort with a product brochure, pamphlets citing customer testimonials, and attendance at trade shows such as FISH EXPO in Seattle. We also advertise in trade magazines, notably "The Navigator" in which we currently have a monthly advertisement and "Fishing News
International" where we placed advertisements in 1997 and 1998.

TECHNOLOGY PROTECTION: Since commercializing NETMIND in 1996, NTI has made many enhancements to the system. These activities have resulted in an optimum design for which a patent may be submitted. The technology is difficult to replicate because of its sophistication and, regardless of patent protection, it is expected it would take several years for a new player to catch up to the present system. Northstar has obtained Canadian Trademark rights to the name NETMIND (registration number TMA515,009 24-Aug-1999). No other intellectual property related applications have been filed or prepared. In the meantime, NTI is developing new innovative NETMIND products which should help ensure a competitive edge.

FUTURE OPPORTUNITIES FOR NTI'S TECHNOLOGY: NTI's second technology application will likely be for the multi-billion dollar offshore oil and gas industry. One potential product is for the remote control of subsea wellheads which transfer petroleum from the field back to the offshore production platform. This is especially important as the industry goes into deeper and deeper water to find and produce petroleum. NTI envisages further business opportunities are in the defense, marine transportation, oceanographic, and environmental industries. The possibilities include docking systems for large ocean going ships, positioning systems for oil and gas drilling platforms, acoustic measurements of ocean currents, and diver to diver communications for the recreational diving industry. NTI would likely look to strategic alliances with other companies and government agencies to reduce technological risks and open doors to new markets. At this time, NTI has not entered into nor is contemplating any specific strategic alliances.

HISTORICAL FINANCIAL INFORMATION: NTI has spent over $1,850,000 to complete the development and commercialization of the NETMIND system. NPMC Ltd., has also spent over $1,740,000 on system development. NTI has received $311,775 in Scientific Research and Experimental Development refunds from Revenue Canada.

Funding support from the major shareholder and private investors total approximately $1,065,000 in the form of share purchases or loans. The federal Government of Canada has provided support totaling approximately $400,000 in the form of research grants and interest free loans through the National Research Council and the Atlantic Canada Opportunities Agency.

PROJECTED REVENUES: NTI anticipates revenues of approximately $2.0 million in the first year following completion of the offering based on the existing work mentioned earlier.

PLANT EQUIPMENT AND OPERATIONS: The manufacturing plant is located in St. John's, Newfoundland. The plant, approximately 3,000 square feet in area, is comprised of an electronics shop, a mechanical engineering shop, a molding room, a component inventory area, a finished goods area, research and development offices and administrative offices. The plant possesses equipment typical of an electronics manufacturing operation, i.e., oscilloscopes, soldering stations, computers, flume hood, molding equipment, drill press and specialty testing and assembly tools. The inventory system is computerized with a rigorous quality program in place which covers incoming components, assembly testing and finished goods testing. NTI uses the program TANGO for its computer aided design (CAD) activities. Lockheed Martin Federal Systems in Manassas, Virginia has supplied to NTI proprietary hardware and software for the testing of submarine control consoles. NTI uses outsourcing as much as possible to keep overhead and staffing levels low. For example, most of the mechanical assemblies for the NETMIND system are supplied by a local mechanical shop. The assemblies are then incorporated into the molding of plastic housings produced in-house.

EMPLOYEES: As of November 30, 1999, Northstar had fourteen full-time employees and three part-time engineering consultants. None of Northstar's employees are represented by a labour union, and Northstar considers its employee relations to be good. Competition for qualified personnel in Northstar's industry is intense, particularly for software development and other technical staff. Northstar believes its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

                MANAGEMENT'S DISCUSSION PLAN OF OPERATIONS

NTI's wholesale revenues were $154,496 for the nine months ending September 30, 1998 and $321,013 for the nine months ending September 30, 1999. The gross profit for the nine months ending September 30, 1998 was 35% and 65% for the nine months ending September 30, 1999. Expenses totaled $264,834 for the nine months ended September 30, 1998 and $396,753 for the nine months ended September 30, 1999. Dividends of $28,763 were paid on Northstar's preference shares in 1998. These shares have been fully redeemed or converted to common shares. Northstar's assets as of September 30, 1999 totaled $401,553 and its current liabilities totaled $113,810. Long-term debt of $526,061 consists of government interest-free loans and a loan of $160,000 payable to Pathfinder Enterprises Inc., a company controlled by a shareholder of Northstar, with monthly interest payments only to July 2002, secured by a floating charge debenture. There are shareholder loans of $141,699 with no fixed terms of repayment. Northstar has an accumulated deficit of $1,404,286 as of September 30, 1999. The amount spent on research and development in the last two fiscal years was $258,196. The amount of receivables subsequently collected in cash, after September 1999, was $131,573.

Our financial statements include the accounts of NTI for all periods and the accounts of Northstar commencing January, 1999. Northstar had no operations other than organizational activities prior to the January, 1999 merger.

CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Northstar's board of directors approved a decision in December, 1999, to change accountants. The primary reason was that we require a firm in close proximity to our corporate offices.

Jones, Jensen and Company, LLC, had carried out the audits prior to the reverse acquisition, when the company was called Scientific Technologies, Inc.

Statements prepared by Jones, Jensen and Company contained no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles.

There were no disagreements between Northstar's management and Jones and Jensen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. A letter to that effect from Jones Jensen is shown in the exhibits.

Northstar has engaged a new accounting firm, Smythe Ratcliffe, to carry out future audits. No consultations have been made, to date, with this firm.

       SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY OWNERS

The following table sets forth, as of September 15, 1999, the beneficial ownership of Northstar's common stock by each officer and director of Northstar and by each person known by Northstar to own beneficially more than 5% of Northstar's common stock outstanding, by the selling security holder and by the officers and directors of the company as a group. Except as otherwise indicated, all stocks are owned directly.

Title of
Class           Name and                         % of      Number of Shares
% of Shares     Address of            Number    Shares
After           Beneficial              of      Before     Before     After
Offering(2)     Owner                 Shares   Offering   Offering   Offering
-----------    ------------          -------   --------   --------   --------

Common Stock   Frank Power          990,000    13.37%       990,000    11.78%
               998 Riverside Dr.
               Port Coquitlam, BC
               Canada V3B 7Y4

Common Stock   Wilson Russell       964,983    13.03%       964,883    11.48%
               4742 Collingwood St.
               Vancouver, BC
               Canada V6S 2B4

Common Stock   Lee Meyer            100,000     1.35%       100,000     1.19%
               9629 Alene Drive
               Tujunga, CA 91042

Common Stock   Ladner Enterprises   597,900    	8.08%	      597,900     6.35%
		      Ltd. (3)
               60 Market Square
		   P.O Box 364
		   Belize City
		   Belize, C.A.

Common Stock   Adventure Capital    533,633    7.02%        533,633     7.11%
                  Inc.
		   9 Power Place
		   St. John's NFLD,
               Canada

Common Stock   Dr. Michel          400,000     5.26%        200,000     2.38%
	                Ghanadian                                   (5)        (5)
               CH. Didotai 10
               1223 Cologny,
               Switzerland

Common Stock   Monaco Ventures   1,000,000    13.51%      1,000,000    11.90%
                  Ltd. (3)
		   60 Market Square
		   P.O Box 364
		   Belize City
		   Belize, C.A.

Common Stock   London Enterprises  700,000     9.45%        700,000     8.33%
                  Ltd. (3)
		   60 Market Square
		   P.O Box 364
		   Belize City
		   Belize, C.A.

Common Stock   All officers and  2,054,883    27.02% 	    2,054,883    24.45%
               Directors as a
               Group (3 persons)

Number of shares of common stock after the offering:  8,404,481
Percentage of common stock after the offering:        24.45%

(1) Based on 7,604,481 shares of common stock of Northstar issued and outstanding on, November 30, 1999.

(2) Based on 8,404,481 shares, if all shares in the offering are sold.

(3) The beneficial owners of Ladner Enterprises Ltd., Monaco Ventures, Adventure Capital, Inc., and London Enterprises Ltd., are:

         LADNER, Mr. Sean Iles, Leslie Lewis Building, Mount Tout, Grand
            Anse, St. George's W.I.
         ADVENTURE, Dr. Carl Wesolowski, 9 Power Place, St. John's
            Newfoundland, Canada
         MONACO, Ms. Brenda McKay, Suite 71, Grand Anse, St. George's W.I. LONDON, Ms. Michele Grey, 269 Morne Rouge Road, Grand Anse, St.
            George's, Grenada, W.I.

(4) Selling security holder for 200,000 shares of common stock.

(5) Assumes all 200,000 shares being offered will be sold. Because the selling security holder may sell all or some, or none of the shares that he holds, the actual number of shares that will be held by the selling security holder upon or prior to termination of this offering may vary.

The following directors and officers of Northstar have been granted options to purchase shares of Northstar's stock as follows:
                                                        Option Price
Optionee             Position         Options             Per Share
--------             --------         -------             ---------
Wilson Russell	      Director         250,000               $0.50
Frank Power   	      Director         100,000               $0.50

(1) Record owners of and beneficial owners of 5% or more of any class of our securities: See Table Above

(2) Promoters: None, except for officers and directors

(3) Affiliates: None

(4) Type of securities underlying the options: common shares

(5) Exercised options: None

              DIRECTORS, OFFICERS, AND SIGNIFICANT EMPLOYEES

The following information sets forth the names of the officers and directors of Northstar, their present positions with Northstar, and their biographical information. Each director will serve until the next annual meeting of shareholders, and thereafter if re-elected.

   Name of Director                Age
   ----------------                ---
   Dr. Wilson Russell               54
   Mr. Frank Power                  56
   Mr. Lee Meyer                    54

   Name of Officer                 Office
   ---------------                 ------
   Dr. Wilson Russell              President and Principal Financial Officer
   Mr. Frank Power                 Vice-President

As a Delaware corporation, the final responsibility for management of the affairs of the Company Northstar rests with the board of directors. The board currently consists of three directors. Those directors are elected at an annual meeting of shareholders and serve for an annual term until they resign or are replaced. Those directors meet or otherwise consult with one another on a regular basis. To review the affairs of the company and adopt or confirm any resolutions necessary to grant contractual and other authority to administrative officers. The directors may, and probably will, designate an executive committee to which they will grant limited authority to make certain ministerial decisions on behalf of the board.

The following sets forth information as to the principal occupation and business experience for at least the past five years of each of those directors and officers.

Dr. Wilson Russell: Dr. Russell received a Master's Degree in Engineering and in Physics from Memorial University of Newfoundland and a Doctorate in engineering Physics from the University of Aix-Marseille in France. Dr. Russell's numerous positions include: geophysicist with Pan-American Petroleum (AMOCO) in Calgary, Alberta (1968); professor and researcher at Memorial University (1968 to 1977); Director of Engineering at NORDCO Ltd. (1977 to 1980); and Associate Director of the Newfoundland Petroleum Directorate. After starting his own consulting and technology development firm in 1983, Dr. Russell has also managed preparation of a development plan for the $6 billion Hibernia development which for submission to the government for approval of the project; invented, developed and commercialized the Hydroball current profiling system, a unique phased array ocean current profiling system which won the silver medal at the Canada Awards for Business Excellence in 1986; and developed a fibre optic modem for TRW in the United States. Dr. Russell founded NowTech Instruments Ltd., in partnership with a subsidiary of Bell Canada and was the first chairman of the board of directors of Seabright Corporation. Dr. Russell has also acted as a consultant for the Canadian federal government, the provincial governments of British Columbia and Newfoundland, the Canadian Consul in

Boston, Massachusetts, Mobil Oil, the Defense Research Establishment Pacific, and the French Navy. Dr. Russell founded NTI in 1989 and serves as both chairman and chief executive officer. He has also been the director and president of Cabot Management Ltd. since 1989. From 1994-1998, Dr. Russell was a director at the University of Victoria's Innovation and Development Corporation. In addition, Dr. Russell has been a Director with Cinemage Systems Corporation since 1998. Currently, as of 1999, he is the president and principal financial officer of Northstar. Dr. Russell has served as a director of Northstar since June of 1998.

Mr. Frank Power: Mr. Power, a business management consultant, has managed and administered several public companies for the last 15 years. Since 1984, Mr. Power has provided services, including strategic planning, management, administration, design, and construction of major mining projects both nationally and internationally. He has owned and operated several consulting companies which have been providing comprehensive services in the industrial and high-technology fields as well as the mining field. His expertise includes re-activating public companies, project acquisitions, public and private funding, as well as developing and taking private companies public. He is equally skilled to function in the public markets of both Canada and the United States. Mr. Power is president and owner of Pow Con Management since 1981 and Premier Enterprises Ltd., since 1994. These companies manage, administrate, and finance reporting companies. He served as president and director of several Vancouver reporting companies and publicly listed companies from 1986 to present. Since 1992, Mr. Power has served as president of World Organics Inc., listed on the Vancouver Stock Exchange. From 1996 to 1997, Mr. Power served as president and director of Accuimage Diagnostics and he is also the past president of Security Industries, Inc. These companies are traded on the OTC Bulletin Board. Mr. Power has served as a director of Northstar since May of 1998.

Mr. Lee Meyer: Mr. Meyer, since completing his Business Administration Degree from Arizona State University in 1946, has held positions as a managing director of Omni International since 1988; vice-president and director of World Organics, Inc., a reporting company; Secretary and Treasurer of Tec Industries Corp., a specialty equipment rental agency from 1980 through 1990; and owner and president of Stretchcoat from 1973 to 1984, a national manufacturer and marketer of specialty products. Present positions include president of WOI since 1991, a producer and marketer of agricultural amendments; Vice-President and 50% owner of Bio-Organics, Inc., an international manufacturer and marketer of micro-biological products. Mr. Meyer has also represented major principals selling products nationally. Mr. Meyer has served as a director of Northstar since May of 1998.

Name of Significant Employee    Age      Title
----------------------------    ---      -----
Dr. David Buttle                 51      Technical Director
Mr. Brian Gamberg                48      Senior Electronics Engineer
Mr. James Hall                   33      Electronics Technologist/
                                           Production Manager
Ms. Philomena Kavanagh           43      Office Manager

Dr. David Buttle: NTI's Technical Director and one of the world's leaders in developing and manufacturing ocean instrumentation for the defense industry. In 1977, Dr. Buttle founded Marine Acoustics which designed and manufactured sonar transducers for OEM use and subsea computers for the control of subsea rock drills. In 1985, Marine Acoustics was recognized as Marine Acoustics, Ltd. Marine Acoustics Ltd., produced numerous sonar systems, including exercise mine acoustic telemetry systems, which are used by the British, United States, Australian, Belgian, Canadian and Egyptian Navies. Dr. David Buttle supervised the design of the NETMIND system and advises NTI on production and value engineering.

Mr. Brian Gamberg, P.Eng: Senior Electronics Engineer, has over 20 years experience developing marine systems, computer and communications systems and in project management. He has been involved in the design, development and implementation of both hardware and software elements of tracking radar systems, geophysical sounding systems, and distributed computing systems. Geographical Information systems and embedded instrumentation systems. Mr. Gamberg is responsible for the development of new NETMIND technologies and any other underwater communications products.

Mr. James Hall: an Electronics Technologist and NTI's Production Manager. Mr. Hall is responsible for all production activities including inventory control, electronic and mechanical production, testing, quality control and shipping.

Ms. Philomena Kavanagh: Ms. Kavanagh, has extensive experience in office management and has worked for companies such as Coopers Lybrand, A.H. Murray Ltd. and Atlantic Specialties Ltd. Ms. Kavanagh is responsible for NTI's financial and product shipment administration.


                  REMUNERATION OF OFFICERS AND DIRECTORS

The following table sets out certain information as to the company's three highest paid officers and directors for the period from the commencement of Northstar's business in February, 1999 to September 30, 1999. No other compensation was paid to any such officer or director other than the cash compensation set forth below:

                       Summary Compensation Table

                          Capacities in which Aggregate
Name of Individual(s)     Remuneration was Received         Remuneration
--------------------      -------------------------         ------------

Dr. Wilson Russell        Director, President and              $16,300
                            Principal Financial Officer

Mr. Frank Power           Director and Vice-President          $14,000

Mr. Lee Meyer             Director             			          	     N/L

Directors and Officers
  of Northstar as a Group                                      $30,300

The compensation paid to the President is believed by Northstar to be below market rates for services provided by the directors and officers, having regard to their experience and qualifications. Northstar anticipates compensation being increased to market rates upon Northstar achieving sufficient revenues and/or financing to pay such increased compensation.
In particular, Northstar believes that the going rate for Dr. Russell, who is currently full-time with the company, shouldd be in the range of $100,000 per annum. An uncompensated value for services from February, 1999 to September 30, 1999 of $21,200 is included in the financial statements of the company. For Mr. Power, who spends approximately ten hours per month on Northstar business, the current rate of $2,000 per month is considered reasonable.

       INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

There are no material contracts entered into by Northstar within the two years preceding the date hereof which are still in effect, except as follows:

COMPLETION OF THE PREVIOUS OFFERING "SEE EXHIBIT 10.2": Northstar completed an offering of 363,000 shares on January 26, 1999. The proceeds of the offering were US$363,000.

ACQUISITION OF NTI "SEE EXHIBIT 10.2": Northstar acquired NTI in January 1999, pursuant to an agreement dated July 31, 1998. Northstar purchased all of the issued and outstanding shares of NTI in exchange for 4,901,481 shares of its common stock which were issued from treasury. At the time of acquisition, NTI had a 10% loan payable to Pathfinder Enterprises, Inc. in monthly interest payments only to July 5, 2002 secured by a floating charge debenture. The beneficial owner of Pathfinder Enterprises, Inc. is Dr. Carl Wesolowski who is also the beneficial owner of Adventure Capital Inc., a 7.02% shareholder of Northstar. This loan is still in effect.

Except for the acquisition of NTI, "See Exhibit 10.2", none of the following persons has any direct or indirect material interest in any transaction to which Northstar is a party since the incorporation of Northstar in May, 1998 or in any proposed transaction:

  (A) any director or officer of the party

  (B) any proposed nominee for election as a director of Northstar

  (C) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to Northstar common stock; or

  (D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of Northstar .

                            AVAILABLE INFORMATION:

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.
The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web-site that contains reports, proxies and other information regarding issuers that file electronically with the SEC. The address is (http://www.sec.gov).

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION OF SECURITIES ACT LIABILITIES.

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar. Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence, or breach of fiduciary obligation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("the Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                       DESCRIPTION OF SECURITIES

GENERAL: The securities being offered are the shares of Northstar common stock, par value $0.0001 per share. Under Northstar articles of incorporation, the total number of shares of all classes of stock that Northstar shall have authority to issue is 100,000,000 shares of common stock par value $0.0001 per share and 20,000,000 shares of preferred stock, par value $0.0001 per share. As of November 30, 1999, a total of 7,604,801 shares of common stock are issued and outstanding. All issued and outstanding shares of the common stock are fully paid and non-assessable.

COMMON STOCK: Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of Northstar's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company Northstar's articles of incorporation.

Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the board of directors, from funds legally available therefore. In the event of the liquidation, dissolution, or winding up of affairs of Northstar, all assets and funds of the Company Northstar remaining after the payment of all debts and other liabilities shall be distributed, pro rata among the holders of the common stock. Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable tot he common stock. All outstanding shares of common stock are fully paid and non-assessable.

TRANSFER AGENT: Signature Stock Transfer of Dallas, Texas is the transfer agent for the Shares.

    14675 Midway Road-Suite 1221
    Dallas, TX 75244
    Tel: (972) 788-4193
    Fax: (972) 788-4194

SHARE PURCHASE WARRANTS: None.

LITIGATION: Northstar's subsidiary, NTI, is a defendant in a lawsuit commenced by our former master distributor, First Watch Marine, Inc. First Watch alleges that Northstar interfered with its ability to sell products. NTI, for its part, has filed a counterclaim against First Watch for money which it says First Watch owes it for NETMIND systems delivered to them. Northstar feels that it has a strong case and that there is no validity to the claims against it. The case may take up to two years or longer to go to trial.

The details are as follows:

  1) Name of the court where proceedings are pending: Supreme Court of Newfoundland, Canada.

  2) Date proceeding began: First Watch issued statement of claim against NTI on July 15, 1999. (First Watch Marine Inc.-Plaintiff and NTI Defendant) NTI issued a statement of claim on August 3, 1999 (NTI Plaintiff and First Watch Marine Inc.-Defendant).

  3) Principal Parties: NTI and First Watch Marine Ltd.

  4) Description of facts underlying the proceedings: First Watch alleges that NTI interfered in its ability to sell NETMIND systems. NTI alleges that First Watch owes NTI money for delivery of NETMIND systems by NTI to First Watch.

  5) Relief sought: First Watch-$1.3 million plus damages NTI-$100,000 plus damages.

                         NORTHSTAR ELECTRONICS, INC.
                      (800,000 SHARES OF COMMON STOCK)


                                 PROSPECTUS

Until May 31, 2000 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

                                  PART II

                Information Not Required in the Prospectus

ITEM 1. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar. Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("the Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  SEC Filing Fee                                $287
  Accounting fees                             12,000
  Legal fees                                  25,000
  Other professional fees                     10,500
  Blue Sky fees and expenses                   2,500
  Transfer agent's fees                        1,900
  Printing, including registration
    statement and prospectus                   1,500
  Miscellaneous costs and expenses             2,000
                                              ------
  Total                                      $55,687

ITEM 3: UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (`the Act') may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

POST-EFFECTIVE AMENDMENTS {REGULATION S-B, ITEM 512-(A)

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (b) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or most of the recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration Statement; and

    (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


ITEM 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONEYEAR

The date, title and amount of unregistered securities sold by Northstar, formerly Scientific Technologies, Inc., are as follows:

1) Date: January, 1999
   Number of shares: 363,000
   Total offering price: $1.00 per share
   Total proceeds: $363,000
   Principal underwriter: Rogers & Partners Securities Inc.
   Total commissions: $30,700
   Net Proceeds:  $332,300
   Commissions paid to: Rogers and Partners Securities Inc. and to an unrelated party, Big 8 Management Ltd., as an introduction fee.
   Names of Purchasers: M. Ghanadian, CT Securities, J. Hiebert
   Exemption from registration: The statutory exemption which Northstar relied on is Regulation D, Rule 504 of the United States Securities Act of 1933, as amended.

2) Date: January 26, 1999
   Number of shares:4,901,801
   Total offering price: N/A. Northstar acquired all of the common shares of NTI on the basis of 3 shares of NTI for 1 share of Northstar. The statutory exemption that Northstar relied on is Section 4(2) of the United States Securities Act of 1933, as amended. The offering of shares was limited solely to the shareholders of NTI as a reverse acquisition in which the NTI business effectively became Northstar's business. The transaction agreements are shown in the exhibits.

3) Date: June 25, 1999
   Number of shares: 200,000
   Total offering price: $1.00
   Total proceeds: $200,000
   Principal Underwriter: none
   Total commissions: $20,000
   Commission paid to: unrelated party, Big 8 Management Ltd. as an introduction fee.
   Net proceeds: $180,000
   Name of Purchaser: See Exhibits
   Exemption from registration: The exemption that Northstar relied on was Regulation S of the United States Securities Act of 1933. All persons were defined as non-US persons.

ITEM 5.  INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form 1-A and Item 6 of
Part II.

Exhibit No.   Title of Document
-----------   -----------------
3.10   **     Northstar Electronics, Inc. Certificate of Incorporation
3.11   **     Northstar Electronics, Inc. Bylaws
3.12   **     Northstar Electronics, Inc. Amendments to Articles of
                Incorporation (company name change)
3.13   *      Letters of Consent (4 items)
3.2    **     Opinion Regarding Legality of Shares

10.10  *      Business and Financials

10.11  *          i) 03/31/97 Unaudited Consolidated NEI
10.12  *         ii) 12/31/98 Unaudited Consolidated NEI
10.13  *        iii) 09/30/99 Unaudited Consolidated NEI
10.14  *         iv) 03/31/98 Audited Financial Statements NTI
10.15  *          v) 12/31/98 Audited Financial Statements NTI
10.16  *         vi) Consent of Independent Auditors

10.20  **     Sales Contracts

10.21  **       04/06/95 ACOA Project 600-403-1828-1 Contribution Agreement
10.22  **       05/18/95 NRC Letter of Agreement #03978E
10.23	 **       10/23/95 NRC Contribution Agreement #04132E
10.24  **       11/15/95 Teaming Agreement with LORAL Librascope
10.25  **       02/09/96 ACOA Project 600-4024021-1 Contribution Agreement
10.26  **       12/19/96 NRC Contribution Agreement #04702E
10.27  **       04/10/97 ACOA Business Development Program Contribution
                           Agreement
10.28	 **       11/28/97 NRC Contribution Agreement #05100E
10.29	 **       10/28/97 Sales Agreement with Lockheed-Martin
10.30	 **       09/24/99 Sales Agreement with NOAA
10.31  **       10/18/99 Sales Agreement with Lockheed-Martin


10.40  **       05/18/98 STI-Private Placement Memorandum (with attachments)
10.41	 **       06/03/98 STI-Private Placement Offering Memorandum (with
                            attachments)
10.42  **       10/30/98 STI-Private Placement Offering Memorandum (with
                            attachments)

23.1	 **       Lease Agreements

23.11  **        05/28/99 Lease Agreement NTI and Par Holdings, Ltd.
23.12  **        10/01/99 Lease Agreement Northstar Electronics, Inc. and
                            Morguard

99.1   **        Disclosure Statement
99.2   **        Subscription Agreement
99.21  **        Agreement for Sale of Shares
99.3   **        Y2K Issues

--------------------
*    Filed Herewith
**   Previously Filed with Submission

ITEM 6. DESCRIPTION OF EXHIBITS

Exhibit No. 	Title of Document

3.10              Certificate of Incorporation
3.11              Northstar Electronics, Inc. Bylaws
3.12              Northstar Electronics, Inc. Amendments to Articles
                    of Incorporation (company name change)
3.13              Letters of Consent (4 items)
3.2               Opinion Regarding Legality of Shares

10.1              Business and Financials

10.11               i) 03/31/97 Unaudited Consolidated NEI
10.12              ii) 12/31/98 Unaudited Consolidated NEI
10.13             iii) 09/30/99 Unaudited Consolidated NEI
10.14              iv) 03/31/98 Audited Financial Statements NTI
10.15               v) 12/31/98 Audited Financial Statements NTI
10.16              vi) Consent of Independent Auditor

10.2              Sales Contracts

10.21		      04/06/95 ACOA Project 600-403-1828-1 Contribution Agreement
10.22 	      05/18/95 NRC Letter of Agreement #03978E
10.23 	      10/23/95 NRC Contribution Agreement #04132E
10.24	       11/15/95 Teaming Agreement with LORAL Librascope
10.25	       02/09/96 ACOA Project 600-4024021-1 Contribution Agreement
10.26 	      12/19/96 NRC Contribution Agreement #04702E
10.27 	      04/10/97 ACOA Business Development Program Contribution
                             Agreement
10.28 	      11/28/97 NRC Contribution Agreement #05100E
10.29 	      10/28/97 Sales Agreement with Lockheed-Martin
10.30        09/24/99 Sales Agreement with NOAA
10.31        10/18/99 Sales Agreement with Lockheed-Martin

10.40 	      05/18/98 STI-Private Placement Memorandum (with
                             attachments)
10.41 	      06/03/98 STI-Private Placement Offering Memorandum (with
                             attachments)
10.42 	      10/30/98 STI-Private Placement Offering Memorandum (with
                             attachments)

23.1         Lease Agreements

23.11          05/28/99 Lease Agreement NTI and Par Holdings, Ltd.
23.12          10/01/99 Lease Agreement Northstar Electronics, Inc. and
                               Morguard

99.1	        Disclosure Statement
99.2		       Subscription Agreement
99.21        Agreement for Sale of Shares
99.3		       Y2K Issues


SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on January 24, 2000.

                                       By: /s/ Dr. Wilson Russell

/s/ Wilson Russell, Phd
-----------------------------------
Dr. Wilson Russell, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                        By: /s/ Dr. Wilson Russell

/s/Wilson Russell, Phd
-----------------------------------
Dr. Wilson Russell, President

                  Date: 01/24/00

                                        /s/ Frank Power
                                        -------------------------------
                                         Frank Power, Director

Date filed: January 24, 2000

SEC File No. __________